PROCOPIO 12544 High Bluff Drive Suite 400 San Diego, CA 92130 T. 858.720.6300 F. 619.235.0398

DEL MAR HEIGHTS LAS VEGAS PHOENIX SAN DIEGO SILICON VALLEY

July 30, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Re:Kannalife, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed July 5, 2019

File No. 333-227736

Ladies and Gentlemen:

On behalf of our client, Kannalife, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 23, 2019, relating to Amendment No. 6 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 7 to the Registration Statement (“Amendment No. 7”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 7 and a copy marked to show all changes from Amendment No. 6 filed on July 5, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to the Amendment No. 6 filed on July 5, 2019), or as otherwise specifically indicated, all page references herein correspond to the page of Amendment No. 7.

Notes to the Consolidated Financial Statements March 31, 2019 (Unaudited)

Note 12. Marketable Securities, page F-36

1.Please refer to your response to prior comment 1. We are unable to find support in ASC 321 for what you refer to as "realized" gains or losses on equity securities. Please revise:

•To combine the line items, on your condensed consolidated statement of operations and cash flows on F-24 and F-25, "realized loss on marketable security" and "unrealized loss on marketable security" into one line "net gains and losses recognized during the period on equity securities."

•To delete following references:

oIn Note 12 to "...an unrealized loss of $101,307 related to the investment in MJNA. The realized losses on equity securities sold during the three months ended March 31, 2019, which are the difference between the proceeds from sales and the original cost, was $228,039."

oIn Note 14 to "The Company recognized a realized loss of $330,331 and an unrealized gain of $143,040..."

Securities and Exchange Commission

July 30, 2019

Please also make conforming changes consistent with the above to your consolidated statements of operations and cash flows on F-4 and F-6, respectively, and Note 2 Equity Investments on F-10 and Note 12 Marketable Security on F-18 within your 2018 audited financial statements.

In response to the Staff’s comment, the Company has revised its disclosures on page F-36 and elsewhere in the financial statements in line with the Staff’s comment above.

General

2.We do not necessarily agree with the Company’s legal analysis on why the Company may rely on rule 3a-8 for its excepted investment company status. Of particular concern is the Company’s legal analysis of the definition of “capital preservation investment” in rule 3a- 8(b)(4) and the Company’s assertion that MJNA stock meets that definition.

Rule 3a-8(b)(4) defines “capital preservation investment” as an investment that is made to conserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. In the release adopting rule 3a-8, the Commission indicated that it was adopting the definition of “capital preservation investment” as proposed, which indicated that capital preservation investments are liquid so that they can be readily sold to support the research and development company’s activities as necessary and present limited credit risk. See Certain Research and Development Companies, Investment Company Act Release No. 26077 (June 16, 2003) at 37048 [68 FR 370456 [June 20, 2003] (“Adopting Release”). The Adopting Release further states that: “…investments in equity or speculative debt would not meet the definition of capital preservation investments, but would be considered ‘other investments’ subject to the limits stated in the rule.” Id.

Please supplementally explain the basis for the Company’s position that the MJNA stock is a capital preservation security, given that it is an equity security. Please cite to any existing authority indicating that equity securities can be considered capital preservation investments for purposes of rule 3a-8. Please also explain the basis for the Company’s statements that the MJNA stock is liquid for purposes of rule 3a-8 and for purposes of the Company’s investment guidelines. Notably, the Company has stated that the board- adopted investment policy details a liquidation plan over the course of 12 months to provide “for an orderly liquidation in a manner not to depress the stock price.” Please explain how characterizing a security as liquid is consistent with a concern that the stock price will be depressed if sold all at once (or within a shorter period of time than 12 months). Please cite to relevant Commission or staff guidance in your response.

Furthermore, while the Company states that it is the Company’s and Board of Directors’ intent that the Company liquidate its holdings in MJNA within the next 12 months to coincide with the Company’s proposed development timeline, are there factors that could cause the Company to hold the MJNA stock for longer than 12 months? If so, what are they and how are they consistent with complying with rule 3a-8?

In response to the Staff’s comment and further discussions with the Staff, the Company has revised its risk factor disclosure on page 9 related to the Investment Company Act of 1940, as amended (the “1940 Act”), to highlight the question as to the Company’s “investment company” status, the Company’s 1940 Act exemption analysis and corresponding risks to investors if the Company was deemed an “investment company.”

***

Please direct any questions regarding the Company’s responses or Amendment No. 7 to me at (619) 515-3221 or john.cleary@procopio.com.

Very truly yours,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/ John P. Cleary

John P. Cleary

cc: Dean Petkanas, Kannalife, Inc.

Mark Corrao, Kannalife, Inc.